BOOZ BOX COCKTAILS
FINANCIAL STATEMENTS
AND INDEPENDENT AUDITOR'S REPORT
DECEMBER 31, 2023 and 2024
January 11, 2025

BOOZ BOX COCKTAILS
FINANCIAL STATEMENTS
DECEMBER 31, 2023 and 2024

Contents

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors of Booz Box Cocktails:

Conclusion
We have reviewed the accompanying balance sheet of Booz Box Cocktails as of December 31, 2023 and December 31, 2024, and the related income statement, statement of retained earnings, and cash flows for the year ended December 31, 2023 and December 31, 2024, and the related notes (collectively, the "consolidated statements"). We obtained limited assurance that we are not aware of any material modifications that should be made to the financial statements referred to above, the balance sheet of Booz Box Cocktails as of December 31, 2023 and 2024 and the results of its operations and its cash flows for the year ended December 31, 2023 and 2024 to be in accordance with the accounting principles generally accepted in the United States of America.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility
Our responsibility is to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements in order for the statements to be in accordance with accounting principles generally accepted in the United States of America. We conducted our review in accordance with Statements on Standards for Accounting and Review Services (SSARSs) promulgated by the Accounting and Review Services Committee of the AICPA and comply with the AICPA's Code of Professional Conduct, including ethical principles of integrity, objectivity, professional competence, and due care. A review engagement primarily applying analytical procedures to your financial data and making inquiries of company management. A review engagement is substantially less in scope than an audit engagement, the objective of which is the expression of an opinion regarding the financial statements as a whole. A review engagement does not contemplate obtaining an understanding of the entity's internal control; assessing fraud risk; testing accounting records by obtaining sufficient appropriate audit evidence through inspection, observation, confirmation, or the examination of source documents; or other procedures ordinarily performed in an audit engagement. Accordingly, we will not express an opinion regarding the financial statements.

Conclusion

We have obtained limited assurance that we are not aware of any material modifications that should be made to the financial statements referred to above for the statements to be in accordance with accounting principles generally accepted in the United States of America.

Eric Skoglund CPA CIA

Eric Skoglund, CPA CIA (New York #138482)
HMBLM Accounting, Inc.
PO Box 8283
White Plains, New York
January 11, 2025

BOOZ BOX COCKTAILS
BALANCE SHEET
For the Year Ended December 31, 2023 and 2024

<u>ASSETS</u>

CURRENT ASSETS	2023	2024
Cash and cash equivalents	$ 570.63	$ (506.16)
Accounts Receivable	$ 0	$ 0
Inventory	$ 68,274.98	$ 30,524.63
Due from Third Parties	$ 0	$ 0
Total current assets	$ 68,845.61	$ 30,018.47

NON-CURRENT ASSETS		
Fixed Assets	$ 7,936.10	$ 7,936.10
Accumulated Depreciation	$ (2,380.83)	$ (3,968.05)
Fixed Assets, net	$ 5,555.27	$ 3,968.05

TOTAL ASSETS	$ 74,400.88	$ 33,986.52

<u>LIABILITIES AND STOCKHOLDERS' EQUITY</u>

CURRENT LIABILITIES	2023	2024
Credit Card Payable	$ 21,589.58	$ 23,003.36
Short-Term Debt	$ 0	$ 10,796.62
Total current liabilities	$ 21,589.58	$ 33,799.98

NON-CURRENT LIABILITIES		
Loan from Shareholder	$ 105,061.20	$ 119,273.90
Long-Term Debt	$ 15,471.39	$ 10,000.00
Total non-current liabilities	$ 120,532.59	$ 129,273.90

TOTAL LIABILITIES	$ 142,122.17	$ 163,073.88

PARTNERS' EQUITY		
Partners' Contributions	$ 4,000.00	$ 31,250.00
Shareholder Distributions	$ (145.82)	$ (370.70)
Retained Earnings	$ (71,575.47)	$ (159,966.66)
TOTAL STOCKHOLDERS' EQUITY	$ (67,721.29)	$ (129,087.36)
TOTAL LIABILITIES & STOCKHOLDERS' EQUITY	$ 74,400.88	$ 33,986.52

BOOZ BOX COCKTAILS
INCOME STATEMENT
For the Year Ended December 31, 2023 and 2024

REVENUE	2023	2024
Sales Revenue	$ 0	$ 69,216.88
Sales Adjustment	$ 0	$ (14,050.63)
TOTAL NET REVENUE	$ 0	$ 55,166.25

COSTS OF GOODS SOLD	2023	2024
Cost of Goods Sold	$ 0	$ 79,319.35
TOTAL COGS	$ 0	$ 79,319.35

GROSS PROFIT	$ 0	$ (24,153.10)

OPERATING EXPENSE		
Advertising & Marketing	$ 6,456.51	$ 18,833.73
Bank Charges & Fees	$ 49.49	$ 1,697.49
Business Development Expense	$ 0	$ 0
Business Licenses	$ 4,499.95	$ 7,478.61
Charitable Contributions	$ 884.88	$ 0
Computer & Internet Expenses	$ 1,256.89	$ 1,075.84
Depreciation Expense	$ 1,587.22	$ 1,587.22
Interest Paid	$ 2,195.94	$ 6,465.08
Insurance	$0	$1,534.41
Legal and professional services	$ 22,348.07	$ 13,270.00
Meals & Entertainment	$ 507.03	$ 1,446.97
Miscellaneous	$ 0	$ 151.88
Taxes and fees	$ 0	$ 3,469.33
Research & Development	$ 24,500.00	$ 0
Office Expenses	$ 0	$ 988.62
Postage	$ 0	$ 1,115.31
Utilities	$ 0	$ 0
Vehicle Expenses	$ 6,448.84	$ 5,130.70
TOTAL EXPENSE	$ 70,734.82	$ 64,245.19

OTHER INCOME		
Interest Earned	$ 0	$ 0
Bank and Credit Awards	$113.62	$7.10
TOTAL OTHER INCOME	$ 113.62	$ 7.10

NET INCOME OR LOSS	$ (70,621.20)	$ (88,391.19)

See accompanying notes to financial statements.

BOOZ BOX COCKTAILS
STATEMENT OF RETAINED EARNINGS
For the Year Ended December 31, 2023

Retained earnings, January 1, 2023	$ (954.27)
Less: Net Loss	$ (70,621.20)
Less: Dividends	-
RETAINED EARNINGS, DECEMBER 31, 2023	$ (71,575.47)

See accompanying notes to the financial statements.

BOOZ BOX COCKTAILS
STATEMENT OF RETAINED EARNINGS
For the Year Ended December 31, 2024

Retained earnings, January 1, 2024	$ (71,575.47)
Less: Net Loss	$ (88,391.19)
Less: Dividends	-
RETAINED EARNINGS, DECEMBER 31, 2024	$ (159,996.66)

See accompanying notes to the financial statements.

BOOZ BOX COCKTAILS
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2023 and 2024

CASH FLOW FROM OPERATING ACTIVITIES	2023	2024
EXCESS REVENUE OVER EXPENSES	$ (70,621.20)	$ (88,391.19)
Add Depreciation	$1,587.22	$1,587.22
(Increase)/Decrease in Inventory	$ (68,274.98)	$ 37,750.35
(Increase)/Decrease in Due from Third Parties	$ 5,020.00	$ 0
Net cash used for operating activities	**$ (132,288.96)**	**$ (49,053.62)**
CASH FLOW FROM INVESTING ACTIVITIES		
(Increase)/Decease in Fixed Assets	$ 0	$ 0
Net cash used for investing activities	**$ 0**	**$ 0**
CASH FLOW FROM FINANCING ACTIVITIES		
Increase/(Decrease) in Loans from Shareholder	$ 36,925.10	$ 14,212.70
Increase/(Decrease) in Long Term Debt	$ 15,471.39	$ (5,471.39)
Increase/(Decrease) in Short Term Debt	$ 0	$ 10,796.62
Increase/(Decrease) in Owners' Contributions	$ 4,000.00	$ 27,250.00
Increase/(Decrease) in Credit Card Liability	$ 21,589.58	$ 1,413.78
Increase/(Decrease) in Shareholder Distributions	$ (145.82)	$ (224.88)
Net cash used for financing activities	**$ 77,840.25**	**$ 47,976.83**
NET CHANGE IN CASH AND CASH EQUIVALENTS	$ (54,448.71)	$ (1,076.79)
Cash and Cash Equivalents, beginning of year	$ 55,019.34	$ 570.63
Cash and Cash Equivalents, end of year	$ 570.63	$ (506.16)

See accompanying notes to the financial statements.

BOOZ BOX COCKTAILS
NOTES OF FINANCIAL STATEMENTS
For the Year Ended DECEMBER 31, 2023

NOTE 1 - THE COMPANY

Booz Box Cocktails ("Company"), corporation, was incorporated in Jersey City, New Jersey in July 2020. The purpose of the corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of New Jersey. The Company operates as a corporation for both US Federal and New Jersey State tax reporting purposes.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting
The financial statements of the Company are prepared on the accrual method of accounting, which recognizes revenue when earned, regardless of when received and expenses when incurred, regardless of when paid.

Business Services
Booz Box Cocktails offers the production, manufacture and sale of signature ready to drink artisanal cocktails. Each box contains a uniquely crafted cocktail recipe formulated by award winning mixologists which are then sold at retail to customers across North America.

Inventory
Inventory is valued at historical cost when goods are purchased. In 2023, there were no sales; therefore, all costs product costs (both raw materials and ready to sell products) are included in inventory.

Fixed Assets
Fixed Assets are valued at historical cost when goods are purchased. Depreciation is calculated via the straight line method for financial statements.

Liquidity
Assets are presented in the accompanying balance sheet according to their nearness of conversion to cash and liabilities according to the nearness of their maturity and resulting use of cash.

Vehicle Expenses
A vehicle is used by the owner of the company for business purposes. Vehicle expenses were calculated using a percentage of actual expenses based on the amount of miles driven for business divided by total miles driven (the addition of personal and business miles).

Research & Development
Per ASC 730, the initial formulation work, formulation and testing costs paid to MHW Operating in 2023 were expensed as part of the R&D process.

NOTE 3 - INCOME TAXES

As provided for under the Internal Revenue Code Section 174 and as further detailed in the IRS Revenue Procedure 2000-50, for the tax year December 31, 2023, the corporation expensed all costs that were not related to creation of inventory.